                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549


                                    FORM 11-K

(Mark One)

               [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 1996

                                       OR

             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                  For the transition period from      to
                                                 ----    -----

                          Commission File Number 1-8519

                           --------------------------

                             MATRIXX MARKETING INC.
                           PROFIT SHARING/401(k) PLAN

                              CINCINNATI BELL INC.
                             201 East Fourth Street
                             Cincinnati, Ohio  45202

                                      INDEX



Report of Independent Accountants
Financial Statements:
     Statements of Net Assets Available for Plan Benefits as of
          December 31, 1996
     Statement of Changes in Net Assets Available for Plan Benefits
          for the Year Ended December 31, 1996
     Statement of Net Assets Available for Plan Benefits as of
          December 31, 1995
     Notes to Financial Statements
Schedules:
     Item 27(a) -- Schedule of Assets Held for Investment Purposes as of December 31, 1996
     Item 27(d) -- Schedule of Reportable Transactions for the Year Ended December 31, 1996


         Other Schedules Are Omitted Because the Information Required is
                     Contained in the Financial Statements.

REPORT OF INDEPENDENT ACCOUNTANTS

Plan Committee of the
MATRIXX Marketing Inc.
Profit Sharing/401(k) Plan

We have audited the accompanying statement of net assets available for benefits of the MATRIXX Marketing Inc. Profit Sharing/401(k) Plan as of December 31, 1996 and 1995, and the related statement of changes in net assets available for benefits for the year ended December 31, 1995. These financial statements are the responsibility of the Plan's Management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the MATRIXX Marketing Inc. Profit Sharing/401(k) Plan as of December 31, 1996 and 1995, and the changes in net assets available for benefits for the year ended December 31, 1996, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets Held for Investment Purposes as of December 31, 1996 and Schedule of Reportable Transactions for the year ended December 31, 1996 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ Coopers & Lybrand L.L.P.

Cincinnati, Ohio
June 14, 1997


MATRIXX MARKETING INC.
PROFIT SHARING/401(K) PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 1996




                                                                            Inter-            U.S.
                                        Cincinnati        Stable           national         Treasury
                                         Bell Inc.        Value             Stock             Money           G.N.M.A.
            ASSETS                      Shares Fund        Fund              Fund             Fund              Fund
                                       -------------   -------------     -------------    -------------    -------------
Employer contribution receivable     $  2,061,161

Investments (cost of$16,446,822) :
   Cincinnati Bell Inc. shares         10,710,125
   Mutual funds                                        $  1,799,308     $    504,052      $  1,540,432     $    169,991
   Participant loans receivable
                                     ------------      ------------     ------------      ------------     ------------

    Total investments                  10,710,125         1,799,308          504,052         1,540,432          169,991

    Total assets                       12,771,286         1,799,308          504,052         1,540,432          169,991
                                     ------------      ------------     ------------      ------------     ------------

Net assets available for benefits    $ 12,771,286      $  1,799,308     $    504,052      $  1,540,432     $    169,991
                                     ------------      ------------     ------------      ------------     ------------
                                     ------------      ------------     ------------      ------------     ------------

                                                        Capital
                                     Equity             Apprec-                                            Spectrum
                                     Income             iation           Other         Participant          Income
            ASSETS                    Fund              Fund             Funds            Loans             Funds
                                  -------------     -------------    ------------- -------------------  -------------
Employer contribution receivable

Investments (cost of$16,446,822):
   Cincinnati Bell Inc. shares
   Mutual funds                   $  3,438,120     $    406,803      $  1,417,966                       $  1,121,832
   Participant loans receivable                                                       $    931,372
                                  ------------     ------------      ------------     ------------      ------------

    Total investments                3,438,120          406,803         1,417,966          931,372         1,121,832

    Total assets                     3,438,120          406,803         1,417,966          931,372         1,121,832
                                  ------------     ------------      ------------     ------------      ------------

Net assets available for benefits $  3,438,120     $    406,803      $  1,417,966     $    931,372      $  1,121,832
                                  ------------     ------------      ------------     ------------      ------------
                                  ------------     ------------      ------------     ------------      ------------

                                       Spectrum
                                        Growth
            ASSETS                       Fund            Total
                                    ------------    ------------
Employer contribution receivable                     $  2,061,161

Investments (cost of$16,446,822):
   Cincinnati Bell Inc. shares                         10,710,125
   Mutual funds                    $  1,907,282        12,305,786
   Participant loans receivable                           931,372
                                   ------------      ------------

    Total investments                 1,907,282        23,947,283

    Total assets                      1,907,282        26,008,444
                                   ------------      ------------

Net assets available for benefits  $  1,907,282      $ 26,008,444
                                   ------------      ------------
                                   ------------      ------------



SEE NOTES TO FINANCIAL STATEMENTS.


MATRIXX MARKETING INC.
PROFIT SHARING/401(K) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 1996




                                                                             Inter-           U.S.
                                      Cincinnati           Stable           national        Treasury
                                       Bell Inc.           Value             Stock           Money           G.N.M.A.
                                      Shares Fund          Fund              Fund             Fund             Fund
                                     -------------     -------------     -------------    -------------    -------------

Net assets available for benefits
  at beginning of year               $  6,937,543      $  1,720,383     $    240,741      $    719,229     $    219,299

Additions:
  Employer contributions                2,362,674
  Participant contributions               227,048           229,181          129,072            64,301             -
  Dividend and other income               134,701           105,375           13,503            42,515           13,149
  Net transfer from affiliated plans       31,268             2,362              829               (30)            -
  Net transfer of participants
    balances                             (585,636)         (112,350)          90,602           570,543          (21,002)
  Net appreciation (depreciation)
    of investments                      4,546,408              -              41,736              -              (8,011)
                                     ------------      ------------     ------------      ------------     ------------

    Total additions                     6,716,463           224,568          275,742           677,329          -15,864

Deductions:
   Distributions to participants          882,720           145,643           12,431          -143,874           33,444
                                     ------------      ------------     ------------      ------------     ------------

    Total deductions                      882,720           145,643           12,431          -143,874           33,444
                                     ------------      ------------     ------------      ------------     ------------

Net increase (decrease)                 5,833,743            78,925          263,311           821,203          -49,308
                                     ------------      ------------     ------------      ------------     ------------

Net assets available for
   benefits at end of year            $12,771,286        $1,799,308         $504,052        $1,540,432         $169,991
                                     ------------      ------------     ------------      ------------     ------------
                                     ------------      ------------     ------------      ------------     ------------

                                                          Capital
                                        Equity            Apprec-                                             Spectrum
                                        Income            iation            Other         Participant          Income
                                         Fund              Fund             Funds            Loans              Funds
                                     -------------     -------------    ------------- -------------------  -------------
Net assets available for benefits
  at beginning of year               $  2,714,573     $    261,835      $  1,293,448     $    742,223      $  1,055,916

Additions:
  Employer contributions
  Participant contributions               495,759          135,597            43,228             -              164,247
  Dividend and other income               215,770           38,212            15,972           61,045            83,202
  Net transfer from affiliated plans        5,438            3,332               607           23,145               366
  Net transfer of participant
    balances                              (28,386)          (5,162)          (34,620)         179,494           (32,124)
  Net appreciation (depreciation)
    of investments                        355,349           13,828           251,088             -               (4,595)
                                     ------------     ------------      ------------     ------------      ------------
    Total additions                     1,043,930          185,807           276,275          263,684           211,096

Deductions:
   Distributions to participants          320,383           40,839           151,757           74,535           145,180
                                     ------------     ------------      ------------     ------------      ------------

     Total deductions                     320,383           40,839           151,757           74,535           145,180
                                     ------------     ------------      ------------     ------------      ------------

Net increase (decrease)                   723,547          144,968           124,518          189,149            65,916
                                     ------------      ------------     ------------     ------------      ------------

Net assets available for
  benefits at end of year            $  3,438,120     $    406,803      $  1,417,966     $    931,372      $  1,121,832
                                     ------------     ------------      ------------     ------------      ------------
                                     ------------     ------------      ------------     ------------      ------------

                                           Spectrum
                                            Growth
                                             Fund             Total
                                         -------------    ------------

Net assets available for benefits       $  1,499,127      $ 17,404,317
  at beginning of year

Additions:                                                   2,362,674
  Employer contributions                     278,066         1,766,499
  Participant contributions                  132,554           855,998
  Dividend and other income                    5,422            72,739
  Net transfer from affiliated plans
  Net transfer of participant                (21,359)             -
    balances
  Net appreciation (depreciation)            180,575         5,376,378
    of investments                      ------------      ------------
                                             575,258        10,434,288
    Total additions

Deductions:                                  167,103         1,830,161
   Distributions to participants        ------------      ------------

                                             167,103         1,830,161
     Total deductions                   ------------      ------------

                                             408,155         8,604,127
Net increase (decrease)                 ------------      ------------


Net assets available for                $  1,907,282      $ 26,008,444
  benefits at end of year               ------------      ------------
                                        ------------      ------------


SEE NOTES TO FINANCIAL STATEMENTS.


MATRIXX MARKETING INC.
PROFIT SHARING/401(K) PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 1996




                                                                            Inter-             U.S.
                                        Cincinnati        Stable           national          Treasury
                                         Bell Inc.         Value            Stock              Money           G.N.M.A.
            ASSETS                      Shares Fund        Fund              Fund              Fund             Fund
                                       -------------   -------------     -------------    -------------    -------------

Employer contribution receivable     $  1,650,050
Investments (cost of$12,466,084) :
   Cincinnati Bell Inc. shares          5,287,493
   Mutual funds                                        $  1,720,383     $    240,741      $    719,229     $    219,299
   Participant loans receivable
                                     ------------      ------------     ------------      ------------     ------------

    Total investments                   5,287,493         1,720,383          240,741           719,229          219,299

    Total assets                        6,937,543         1,720,383          240,741           719,229          219,299
                                     ------------      ------------     ------------      ------------     ------------

Net assets available for benefits    $  6,937,543      $  1,720,383     $    240,741      $    719,229         $219,299
                                     ------------      ------------     ------------      ------------     ------------
                                     ------------      ------------     ------------      ------------     ------------

                                                        Capital
                                       Equity           Apprec-                                            Spectrum
                                       Income           iation            Other         Participant         Income
            ASSETS                      Fund             Fund             Funds            Loans             Funds
                                   -------------    -------------     -------------  -----------------  -------------

Employer contribution receivable
Investments (cost of$12,466,084) :
   Cincinnati Bell Inc. shares
   Mutual funds                      $2,714,573         $261,835        $1,293,448                         $1,055,916
   Participant loans receivable                                                             742,223
                                   ------------     ------------      ------------     ------------      ------------

    Total investments                 2,714,573          261,835         1,293,448          742,223         1,055,916

    Total assets                      2,714,573          261,835         1,293,448          742,223         1,055,916
                                   ------------     ------------      ------------     ------------      ------------

Net assets available for benefits    $2,714,573         $261,835        $1,293,448         $742,223        $1,055,916
                                   ------------     ------------      ------------     ------------      ------------
                                   ------------     ------------      ------------     ------------      ------------


                                        Spectrum
                                         Growth
            ASSETS                        Fund             Total
                                      -------------    -------------

Employer contribution receivable                       $  1,650,050
Investments (cost of$12,466,084) :
   Cincinnati Bell Inc. shares                            5,287,493
   Mutual funds                      $  1,499,127         9,724,551
   Participant loans receivable                             742,223
                                     ------------      ------------

    Total investments                   1,499,127        15,754,267

    Total assets                        1,499,127        17,404,317
                                     ------------      ------------

Net assets available for benefits    $  1,499,127        17,404,317
                                     ------------      ------------
                                     ------------      ------------



SEE NOTES TO FINANCIAL STATEMENTS.

MATRIXX MARKETING INC.
NOTES TO FINANCIAL STATEMENTS

1.   PLAN DESCRIPTION

     The following is a description of the MATRIXX Marketing Inc. Profit Sharing/401(k) Plan (the "Plan"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974. Reference is made to the plan document and the related Trust Agreement for complete information.

     a. GENERAL: The Plan is a defined contribution plan covering substantially all domestic employees of MATRIXX Marketing Inc. (the "Company"), a wholly-owned subsidiary of Cincinnati Bell Inc. ("CBI"). The Plan is administered by a Committee ("Plan Committee") appointed in accordance with the provisions of the Plan. The trustee to the Plan is T. Rowe Price Trust Company. Administrative expenses are paid by the Company and are not included in the accompanying statements.

     b. CONTRIBUTIONS AND PARTICIPANT LOANS: Participating employees may defer, pursuant to Section 401(k) of the Internal Revenue
          Code of 1986 (the "Code"), a percentage of pre-tax compensation, subject to certain limitations. Contributions made by participants in excess of allowable percentages are refunded to participants. The participants may also make after-tax voluntary contributions. Through 1996 the contributions are invested by the Trustee, as directed by each participant, in one or more investment funds. Periodically, participants may change their investment option. Participants are permitted to borrow against their pre-tax contribution accounts. The maximum loan amount available is fifty percent of the vested account balance; provided, however, that the total amount borrowed at any time may not exceed $50,000. Participant loans bear interest at the prime lending rate at the time the loan is made and generally must be repaid within five years.

          The Company makes discretionary "profit sharing" contributions which are allocated among participant accounts generally in the proportion that each participant's compensation bears to all participants' compensation. The Company also makes "matching" contributions with respect to participants 401(K) contributions. Participants vest in Company contributions based on years of service. Company contributions are invested in CBI shares.

     c. ELIGIBILITY: Domestic employees who have completed at least one year of service and who have attained the age of twenty-one are eligible to participate in the Plan.

     d. DISTRIBUTIONS AND TERMINATIONS: Distribution of a participant's vested account balance will be made in one lump sum payment upon the attainment of age sixty-five, termination of employment, permanent disability or death. Participants may apply for hardship withdrawals, subject to approval by the Plan Committee. Forfeited amounts related to terminated employees who were not fully vested when they left the Company are included in the accompanying financial statements in distributions.

     d. DISTRIBUTIONS AND TERMINATIONS, CONTINUED: The Company may, at any time, suspend or eliminate contributions to the Plan or terminate the Plan without the consent of any participant. Should the Plan be terminated, the interests of all participants would immediately vest and become non-forfeitable.


2.   SIGNIFICANT ACCOUNTING POLICIES:

     a. BASIS OF ACCOUNTING: The Plan uses the accrual method of accounting. Purchases and sales of securities are reflected as of the trade date. Dividend income is recorded on the ex-dividend date.

     b. INVESTMENTS AND INVESTMENT VALUATION: Participants are permitted to direct the investment of their pre-tax salary deferral and after-tax voluntary contributions into the following investment programs approved by the Plan Committee: CBI Shares Fund, various T. Rowe Price mutual funds (the Stable Value Fund, International Stock Fund, U.S. Treasury Money Fund, Equity Income Fund, Capital Appreciation Fund, Spectrum Growth Fund, Spectrum Income Fund, Government National Mortgage Association (G.N.M.A.) Fund, the New Income Fund and funds investing directly in common stock. Investments in the New Income Fund and funds investing directly in common stock other than CBI's shares are included in Other Funds in the accompanying financial statements as they individually represent less than 5% of net assets available for benefits. Company contributions are invested in the CBI Shares Fund.

          Investments, with the exception of the Plan's investment in the Stable Value Fund, are valued at market value and determined as follows: CBI shares in the CBI Shares Fund and other common stock investments included in Other Funds on the basis of the last published sales price on December 31 on the New York Stock Exchange; shares in the T. Rowe Price mutual funds on the basis of the last published net asset value on December 31, 1996 and loans to participants at the principal owed by the participants on December 31, 1996.

          The Stable Value Fund is a pooled fund investing in guaranteed insurance contracts. All investment contracts held by the Stable Value Fund are fully benefit-responsive and, accordingly, are stated at contract value in the accompanying financial statements.

          The Plan presents in the statement of changes in net assets the net appreciation (depreciation) in the fair value of the investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

     c. USE OF ESTIMATES: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reporting amounts of Net Assets Available for Plan Benefits as of the date of the Plan's financial statements and the reported changes in Net Assets Available for Plan Benefits during the reporting period. Actual results could differ from these estimates.


3.   INCOME TAX STATUS:

     The Internal Revenue Service has issued a determination that the Plan meets the requirements of Section 401(a) of the Code and is exempt from federal income tax under Section 501(a) of the Code. The Plan obtained its latest determination letter on June 12, 1996, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the plan's tax counsel believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.


4.   PLAN AMENDMENTS:

     The following Plan amendments were approved in 1996:

          1. Effective January 1, 1991, if the Company's contributions for highly compensated employees exceed Plan limitations, distributions will be made to such participants prior to the end of the following Plan year. Distributions shall be made by reducing the individual deferral percentages by increments of 1/10 of 1%, beginning with the highest individual deferral percentage.

          2. Effective January 1, 1991, if the Company's contributions to highly compensated employees exceed limitations, special contributions may be allocated to participants who are not highly compensated in the proportion that each participant's compensation for the Plan year bears to all participants' compensation for the Plan year.

          3. Effective July 1, 1996, a separate bookkeeping account was established for each participant who was previously a participant in the CBIS Retirement and Savings Plan and who elected to have their CBIS plan account balance transferred to the Plan. Each participant's CBIS account balance is fully vested and nonforfeitable. Distributions of these CBIS account balances will remain subject to provisions of the CBIS plan.

          4. Effective August 1, 1996, "Covered Compensation" no longer specifically excludes bonuses in excess of targeted bonuses, special incentives and other special extra compensation.

          5. Effective August 1, 1996, if a former participant returns to employment as a covered employee on or after August 1, 1996, he shall be reinstated as a Participant as of the date of rehire.


5.   INVESTMENTS:

     The interest of an employee in each type of investment of the Plan on December 31, 1996 and 1995, is represented by shares. The number and value of shares was:


                                       DECEMBER 31, 1996              DECEMBER 31, 1995
                                   -------------------------     ---------------------------
                                    NUMBER OF      VALUE PER      NUMBER OF        VALUE PER
                                     SHARES          SHARE         SHARES            SHARE
                                   ----------     ----------     ----------       ----------
Cincinnati Bell Inc. Shares Fund      173,794       $61.62         152,156          $34.75
Stable Value Fund                   1,799,308         1.00       1,720,383            1.00
International Stock Fund               36,526        13.80          19,685           12.23
U.S. Treasury Money Fund            1,540,432         1.00         719,229            1.00
G.N.M.A. Fund                          18,142         9.37          22,515            9.74
Equity Income Fund                    152,534        22.54         135,661           20.01
Capital Appreciation Fund              28,114        14.47          19,154           13.67
Spectrum Growth Fund                  126,060        15.13         111,129           13.49
Spectrum Income Fund                  100,164        11.20          93,943           11.24

     At December 31, 1996, the number of participants with balances by investment fund was:


     Cincinnati Bell Inc. Shares Fund                                 3,512
     T. Rowe Price Stable Value Fund                                    677
     T. Rowe Price International Stock Fund                             302
     T. Rowe Price U.S. Treasury Money Fund                             541
     T. Rowe Price G.N.M.A. Fund                                        288
     T. Rowe Price Equity Income Fund                                   887
     T. Rowe Price Capital Appreciation Fund                            284
     T. Rowe Price Spectrum Growth Fund                                 813
     T. Rowe Price Spectrum Income Fund                                 653
     Other funds                                                      1,175

MATRIXX MARKETING INC.
PROFIT SHARING/401(K) PLAN
ITEM 27(a) -- SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1996



                                               SHARES/                       MARKET
IDENTITY OF ISSUER/ASSET DESCRIPTION          PAR VALUE        COST           VALUE
                                              ---------      ---------     ----------
Cincinnati Bell Inc. Common Shares*             173,794      4,992,143     10,710,125

T. Rowe Price Stable Value Fund+*             1,799,308      1,799,308      1,799,308

T. Rowe price International Stock Fund           36,526        456,941        504,052

T. Rowe Price U.S. Treasury Stock Fund*       1,540,432      1,540,432      1,540,432

T. Rowe Price G.N.M.A. Fund                      18,142        171,976        169,991

T. Rowe Price Equity Income Fund*               152,534      2,769,737      3,438,120

T. Rowe Price Capital Appreciation Fund          28,114        391,526        406,803

T. Rowe Price Spectrum Income Fund              100,164      1,065,182      1,121,832

T. Rowe Price Spectrum Growth Fund*             126,060      1,627,965      1,907,282

Other funds                                                    700,240      1,417,966

Participant loans                                              931,372        931,372
                                                           -----------    -----------
        Total                                              $16,446,822    $23,947,283
                                                           -----------    -----------
                                                           -----------    -----------


* INVESTMENT REPRESENTS FIVE PERCENT OR MORE OF THE NET ASSETS AVAILABLE FOR BENEFITS AT DECEMBER 31, 1996.

+ DURING 1996, THE COMPOSITE EFFECTIVE INTEREST RATE EARNED UNDER THESE
  CONTRACTS WAS APPROXIMATELY 6.09% THE CREDITED INTEREST RATES ON THESE CONTRACTS RANGED FROM 4.75% TO 9.875% AS OF DECEMBER 31, 1996. THE RATE AT WHICH INTEREST WILL BE CREDITED IN FUTURE YEARS MAY BE EITHER HIGHER OR LOWER.

MATRIXX MARKETING INC.
PROFIT SHARING/401(K) PLAN
ITEM 27(D) -- SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 1996

                                                                                                 CURRENT
                                                                                                VALUE ON
                                                                                                 DATE OF
                                 DESCRIPTION OF    PURCHASE        SELLING        COST OF        TRANS-        NET GAIN
IDENTITY OF PARTY INVOLVED         TRANSACTION       PRICE          PRICE          ASSET         ACTIONS       OR (LOSS)
---------------------------      --------------    ---------       -------       ---------      ---------      ---------
Cincinnati Bell Shares Fund       Company Stock    2,484,619                     2,484,619      2,484,619
Cincinnati Bell Shares Fund       Company Stock                  1,608,442         736,006      1,608,442      872,436
First Data Corp.                  Company Stock          932                           932            932
First Data Corp.                  Company Stock                    125,102          62,045        125,102       63,057
American Express Stock            Company Stock       10,989                        10,989         10,989
American Express Stock            Company Stock                     52,444          26,798         52,444       25,646
Stable Value Fund                 GIC                516,985                       516,985        516,985
Stable Value Fund                 GIC                              438,060         438,060        438,060
U.S. Treasury Fund                Mutual Fund        753,259                       753,259        753,259
U.S. Treasury Fund                Mutual Fund                      102,719         102,719        102,719
Equity Income Fund                Mutual Fund        846,641                       846,641        846,641
Equity Income Fund                Mutual Fund                      477,873         389,931        477,873       87,942
Capital Appreciation Fund         Mutual Fund        204,032                       204,032        204,032
Capital Appreciation Fund         Mutual Fund                       72,839          65,419         72,839        7,420
International Stock Fund          Mutual Fund        292,726                       292,726        292,726
International Stock Fund          Mutual Fund                       70,854          67,452         70,854        3,402
New Income Fund                   Mutual Fund         50,338                        50,338         50,338
New Income Fund                   Mutual Fund                       11,283          11,207         11,283           76
Ginnie Mae Fund                   Mutual Fund         13,049                        13,049         13,049
Ginnie Mae Fund                   Mutual Fund                       54,346          54,705         54,346         (359)

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the MATRIXX Marketing Inc. Profit Sharing/401(k) Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



MATRIXX MARKETING INC.
PROFIT SHARING/4O1(k) PLAN




By   /s/ Karen R. Bowman
     -------------------------
     Karen R. Bowman

June 21, 1997